UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to
Commission File Number: 000-31225
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Pinnacle Financial Partners, Inc. 401(k) Plan
B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
, INC.

211 Commerce Street, Suite 300, Nashville, Tennessee	37201

(Address of principal executive offices)	(Zip Code)

PINNACLE FINANCIAL PARTNERS 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm
To the Plan Administrator of
the Pinnacle Financial Partners, Inc. 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the Pinnacle Financial Partners, Inc. 401(k) Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the 2008 basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2008, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Rayburn, Bates & Fitzgerald, PC
Brentwood, Tennessee
June 26, 2009

PINNACLE FINANCIAL PARTNERS, Inc 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets
Investments, at fair value (note 4)	$29,398,741	23,404,343

Contributions receivable participants	—	568

Total assets	$29,398,741	23,404,911

Net Assets
Net assets available for benefits	$29,398,741	23,404,911

See accompanying notes to financial statements.

PINNACLE FINANCIAL PARTNERS, Inc. 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2008 and 2007

	2008	2007

Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments (note 4)	$(1,453,803)	(4,067,147)
Interest and dividends	470,864	515,530

	(982,939)	(3,551,617)

Contributions:
Participants’	2,979,709	2,054,355
Employer’s	1,646,605	1,067,204
Participant rollovers	160,032	1,355,064

	4,786,346	4,476,623

Transfers into Plan related to merger (note 13)	5,133,757	—

Total additions	8,937,164	925,006

Deductions from net assets attributed to:
Benefits paid to participants	2,943,334	1,484,122

Total deductions	2,943,334	1,484,122

Net increase (decrease)	$5,993,830	(559,116)

Net assets available for benefits:
Beginning of year	23,404,911	23,964,027

End of year	$29,398,741	23,404,911

See accompanying notes to financial statements.

PINNACLE FINANCIAL PARTNERS, Inc. 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(1) Plan Description:
The following description of the Pinnacle Financial Partners, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General: The Plan is a defined contribution plan covering all employees of Pinnacle National Bank (the Sponsor) and its subsidiaries who are employed during such plan year and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions: Each year, participants may contribute up to 50% of pretax annual compensation up to the maximum amount allowed by the Internal Revenue Service, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers mutual funds and a unitized stock fund, comprised of Pinnacle Financial Partners, Inc.’s common stock.
The Sponsor contributes 100% of the first 4% of base compensation that a participant contributes to the Plan. Additionally, the Sponsor may elect to make a discretionary contribution to the Plan. Participants who are not employed on the last working day of a plan year are generally not eligible for the Sponsor’s discretionary contribution to the Plan. As of December 31, 2008 and 2007, no discretionary contribution was made to the Plan by the Sponsor. The employer’s contributions are invested according to the investment options chosen by the participant.
Participant Accounts: Each participant’s account is credited with the participant’s contribution and allocations of the Sponsor’s contribution and Plan earnings. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting: Vesting in participants’ and the Sponsor’s contributions plus earnings thereon is immediate.
Participant Loans: A participant may receive a loan based on the loan program set forth by the Plan. Active participants may borrow up to 50% of the vested portion of their accounts, subject to a $50,000 maximum. Loans are collateralized by participant accounts. Loans are repaid through payroll deductions over a maximum of five (5) years, unless the loan is for a primary residence, for which an extended term may be obtained. Current loans bear interest at rates between 4.00% and 8.25%.
Cash Equivalents: The Plan considers cash and demand and time deposits with original maturities of three months or less as cash equivalents.

PINNACLE FINANCIAL PARTNERS, Inc. 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(1) Plan Description: (Continued)
Operating Expenses: Operating and administrative expenses incurred by the Plan are absorbed by the Sponsor.
Payment of Benefits: On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, annual installments, or an annuity. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.
(2) Summary of Significant Accounting Policies:
Basis of Accounting: The financial statements of the Plan are prepared using the accrual method of accounting.
Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.
Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value, except for participant loans. For investments stated at fair value, if available, quoted market prices are used to value investments. The amounts for securities that have no quoted market price represent estimated fair value. Many factors are considered in arriving at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan. Participant loans are stated at cost, which approximates fair value. As described in Financial Accounting Standards Board Staff Position, (FSP) “AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide And Defined-Contribution Health and Welfare and Pension Plans,” investment contracts held by a defined-contribution plan are required to be reported at fair value. The Plan adopted FSP AAG INV-1 in 2006. The adoption did not have a material effect on the Plan’s financial statements as interest rates are adjusted to market periodically.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Payment of Benefits: Benefits are recorded when paid.
(3) Administration of Plan Assets:
The Plan’s assets are held by the Trustee of the Plan. Contributions are held and managed by the Trustee, which invests cash received, interest and dividend income, and makes distributions to participants. Certain administrative functions are performed by officers or employees of the Sponsor. No such officer or employee receives compensation from the Plan.

PINNACLE FINANCIAL PARTNERS, Inc. 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(4) Investments:
Investments are comprised of the following as of December 31, 2008 and 2007:

	2008	2007

Cash equivalents	$6,489,566	1,921,117
Mutual funds	6,479,473	5,768,320
Collective investment fund	—	102,780
Pinnacle Financial Partners Unitized Stock Fund	16,160,417	15,414,049
Participant loans	269,285	198,077

	$29,398,741	23,404,343

Participant loans are secured by a participant’s vested account balance. The outstanding loan amounts cannot exceed 50% of the participants’ vested account value.
The following presents the investments that represent 5% or more of the Plan’s net assets as of December 31, 2008 and 2007:

	2008		2007

Pinnacle Financial Partners Unitized Stock Fund	$16,160,417		15,414,049
Oppenheimer Global Opportunities Fund A	*	*	1,392,159
Oppenheimer Cash Reserves A	6,489,566		1,921,117

	$22,649,983		18,727,325

**	Investment does not represent five percent of the Plan’s net assets for the respective year.
During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) had net depreciation in value of $1,453,803 in 2008 and of $4,067,147 in 2007, as follows:

	2008	2007

Pinnacle Financial Partners Unitized Stock Fund	$2,738,715	(3,940,542)
Mutual funds	(4,192,518)	(126,605)

	$(1,453,803)	(4,067,147)

PINNACLE FINANCIAL PARTNERS, Inc. 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(5) Related Party Transactions:
At December 31, 2008 and 2007, the Plan owned respectively, 786,852 and 864,515 units of the Pinnacle Financial Partners Unitized Stock Fund, which invests in Pinnacle Financial Partners, Inc. common stock, in addition to investments in short-term money market investments. The fair value of the fund at December 31, 2008 and 2007 was $16,160,417 and $15,414,049, respectively.
The short-term money market investments in the unitized fund are held in MG Trust money market accounts. MG Trust, Inc. is the trustee as defined by the Plan and, therefore, the transactions qualify as party-in-interest transactions.
Also, certain Plan investments are shares of mutual funds managed by Oppenheimer. The platform to administer the Plan is operated and maintained by Oppenheimer and, therefore, the transactions qualify as party-in-interest transactions.
Fees are charged to the participant for loans and distributions. These fees totaled $9,340 and $4,550 for the years ended December 31, 2008 and 2007, respectively. These fees are considered customary and reasonable for such services.
(6) Fair Value of Financial Instruments:
SFAS No. 157 defines fair value as the exchange price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants. SFAS No. 157 also establishes a three level fair value hierarchy that describes the inputs that are used to measure assets and liabilities.
     Level 1
Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities. The Plan holds mutual funds and common stock with total fair value at December 31, 2008 of $29,129,456 that is measured as Level 1 assets.
     Level 2
Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities; quoted market prices that are not in an active market; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Plan has no Level 2 assets at December 31, 2008.
     Level 3
Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and/or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data. The Plan’s Level 3 assets include participant loans.

PINNACLE FINANCIAL PARTNERS, Inc. 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(6) Fair Value of Financial Instruments: (Continued)
Assets and liabilities measured at fair value on a recurring basis are summarized below:

Quoted market
		prices in an active	Significant other	Significant
		market	observable inputs	unobservable inputs
	12/31/2008	(Level 1)	(Level 2)	(Level 3)

Participant Loans	$269,285	$—	$—	$269,285
The table below presents a reconciliation for the year ended December 31, 2008 for all Level 3 assets that are measured at fair value on a recurring basis:

Participant
Loans

Balance at January 1, 2008	$198,077
New loans issued	173,992
Loans distributed	(12,871)
Loan principal repayments	(89,913)

Balance at December 31, 2008	$269,285

(7) Reconciliation of Form 5500 to Financial Statements:
The following is a reconciliation of net assets available for benefits at December 31, 2008 and 2007 to Schedule H of Form 5500:

	2008	2007

Net assets available for benefits	$29,398,741	$23,404,911
Employer and participant contributions receivable	—	(568)

Net assets available for benefits on Schedule H of Form 5500	$29,398,741	$23,404,343

PINNACLE FINANCIAL PARTNERS, Inc. 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(7) Reconciliation of Form 5500 to Financial Statements: (continued)
The following is a reconciliation of the increase (decrease) in net assets available for benefits for the years ended December 31, 2008 and 2007 to Schedule H of Form 5500:

	2008	2007

Increase (decrease) in net assets available for benefits	$5,993,830	$(559,116)
Change in employer and participant contributions receivable	568	98,792

Increase (decrease) in net assets available for benefits on Schedule H of Form 5500	$5,994,398	$(460,324)

(8) Tax Status
The “Basic Plan Document” was developed by the Plan’s Trustee and submitted to the Internal Revenue Service (Service) for qualifications as a “prototype” plan. In its letter dated April 22, 2005, the Service opined that the form of this prototype plan is acceptable under Internal Revenue Code Section 401 for use by employers for the benefit of their employees. Although a determination letter has not been requested specifically for this Plan, the Plan’s Trustees believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.
(9) Plan Termination:
The Sponsor reserves the right to terminate the Plan at any time, subject to the provisions of ERISA. Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Internal Revenue Code. Upon termination of the Plan, the Trustee shall pay all liabilities and expenses of the trust.
(10) Risks and Uncertainties:
The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks and values in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

PINNACLE FINANCIAL PARTNERS, Inc. 401(k) PLAN
Notes to Financial Statements
December 31, 2008 and 2007
(11) Concentration:
At December 31, 2008 and 2007, approximately 55% and 59%, respectively, of Plan assets were invested in Pinnacle Financial Partners, Inc. common stock. A significant change in the stock price would have a significant effect on the financial statements.
(12) Net Assets:
Net assets available for benefits at December 31, 2008 and 2007, include $1,604,286 and $2,657,968, respectively, of vested benefits allocated to the accounts of participants who as of December 31, 2008 and 2007, had terminated employment with the Sponsor or a subsidiary affiliate thereof.
(13) Transfers into Plan Related to Merger:
On November 30, 2007, Pinnacle Financial consummated its merger with Mid-America Bancshares, Inc., (“Mid-America”), a two-bank holding company located in Nashville, Tennessee. The two banks comprising the Mid-America franchise, Bank of the South and PrimeTrust Bank, maintained separate 401(k) plans. These plans were terminated and merged into the Plan on January 1, 2008.

FEIN: 62-1812853
Plan #: 001
PINNACLE FINANCIAL PARTNERS, Inc. 401(k) PLAN
Schedule H, line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2008

		(c)
	(b)	Description of Investment Including
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(e)
(a)	or Similar Party	Collateral, Par, or Maturity Value	Current Value
	Investments:
*	Pinnacle Financial Partners Unitized Stock Fund:
*	Pinnacle Financial Partners, Inc.	786,852 units of fund	$16,160,417

	Pinnacle Participant Directed Funds:
	American Funds Growth Fund of America R3	35,730 units	721,737
	Franklin Income Fund A	255,082 units	425,987
	Jennison Dryden Stock Index A	6,398 units	126,490
	Jennison 20/20 Focus Fund Class A	60,998 units	573,988
	Munder Mid-Cap Core Growth A	35,984 units	605,962
	MG Trust Contribution Account	4,207 units	4,207
*	Oppenheimer International Bond Fund A	43,848 units	259,579
*	Oppenheimer Moderate Investor Fund A	75,990 units	490,136
*	Oppenheimer Conservative Investor Fund A	8,080 units	52,602
*	Oppenheimer Portfolio Series Equity Investments	35,534 units	246,252
*	Oppenheimer Active Allocation Fund	40,976 units	274,949
*	Oppenheimer Small and Mid Cap Value Fund	10,411 units	191,359
*	Oppenheimer Cash Reserves A	6,489,566 units	6,489,566
*	Oppenheimer LifeCycle Transition 2010 A	10,111 units	60,966
*	Oppenheimer LifeCycle Transition 2015 A	14,604 units	86,748
*	Oppenheimer LifeCycle Transition 2020 A	19,191 units	113,421
*	Oppenheimer LifeCycle Transition 2030 A	34,551 units	203,161
*	Oppenheimer Main Street Opportunity Fund	16,577 units	137,919

FEIN: 62-1812853
Plan #: 001
PINNACLE FINANCIAL PARTNERS, Inc. 401(k) PLAN
Schedule H, line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2008

		(c)
	(b)	Description of Investment Including
	Identity of Issue, Borrower, Lessor,	Maturity Date, Rate of Interest,	(e)
(a)	or Similar Party	Collateral, Par, or Maturity Value	Current Value
*	Oppenheimer Champion Income Fund A	3,241 units	$5,510
*	Oppenheimer Global Opportunities Fund A	65,685 units	1,020,738
*	Oppenheimer Main Street Small Cap Fund A	18,007 units	218,603
*	Oppenheimer Strategic Income Fund A	92,706 units	320,761
*	Oppenheimer Value Fund A	23,258 units	338,398

			29,129,456

		Notes, interest rates
		4.00% — 8.25%,
*	Participant loans	due 4/30/2009 — 1/30/2021	269,285

			$29,398,741

*	Party-in-interest to the Plan

PINNACLE FINANCIAL PARTNERS, Inc. 401(k) PLAN
EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PINNACLE FINANCIAL PARTNERS, INC. 401(K) PLAN
/s/ Harold R. Carpenter
Harold R. Carpenter
June 29, 2009	Chief Financial Officer